FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒.....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact:

Ing. Alonso Quintana
(5255) 5272-9991 x3468	in the United States:
alonso.quintana@ica.com.mx	Zemi Communications

Lic. Paloma Grediaga	Daniel Wilson
(5255) 5272-9991 x3664	(212) 689-9560
paloma.grediaga @ica.com.mx	dbmwilson@zemi.com

ICA ANNOUNCES THE PURCHASE OF 44.94% OF THE CENTRAL NORTH AIRPORT GROUP

Mexico City, January 4, 2006 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today that it has acquired an additional 44.94 percent participation in the Central North Airport Group (GACN—Grupo Aeroportuario del Centro Norte) as a result of three transactions. Including shares already owned, ICA now controls 47.2 percent of GACN.

GACN operates 13 airports in the center north region of Mexico, including Monterrey International airport. During 2005, GACN provided services to an estimated 11.7 million passengers. ICA acquired its initial ownership position in GACN in 2000 during the partial privatization of the airports group, as part of a consortium called Servicios de Tecnología Aeroportuaria, S.A. de C.V. (SETA), which included Aeroports de Paris and VINCI. SETA is strategic shareholder and operator.

The investment in GACN is an important step in ICA’s initiative to expand and to strengthen its infrastructure operations line of business. ICA’s two other major lines of business are civil and industrial construction (including engineering and procurement) and housing.

The current acquisition was completed by ICA’s subsidiaries Controladora de Operaciones de Infraestructura (CONOISA) and Aeroinvest, S.A. de C.V. (Aeroinvest), through the following transactions:

1.	CONOISA acquired the 37.25 percent participation in SETA of its partner Vinci Aeroports S.A.S. (VINCI) for US$ 37.7 million. The shares were transferred to Aeroinvest.

2.	CONOISA exercised the option to purchase the 22.35 percent indirect participation of the Quintana family in SETA, through the investment that their company CEA-J had in Aeroinvest, at a price of US$ 19.3 million. This transaction received the prior approval and recommendation of ICA’s Audit Committee. The share price paid, it is important to note, is lower than the price paid for VINCI’s shares.

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PRESS RELEASE

3.	The exercise by Aeroinvest, which becomes the owner of SETA, of the option to purchase from the Mexican Government its 36 percent participation in GACN, through Nacional Financiera, for US$ 203 million. This price was established in the original concession agreement, and includes a 5 percent per annum price increase from the date of the privatization.

As a result of these transactions by CONOISA and Aeroinvest, ICA owns 74.5 percent of SETA, and the remaining 25.5 percent will continue being held by Aéroports de Paris. As Strategic Partner, SETA holds 15 percent of GACN’s shares. In addition, Aeroinvest directly holds 36 percent of GACN, and the remaining 49 percent is held by the Mexican Government, through Nacional Financiera.

The total US$ 289.8 million purchase price, including transaction costs, was funded in part using US$ 164.8 million in cash, provided by ICA’s refinancing transactions during the first semester of 2005 and proceeds from the equity issue last August. The balance of US$ 125 million came from a bridge financing provided by a syndicate of banks led by West LB and Nord LB. UBS Investment Bank served as ICA’s financial advisor in these transactions.

GACN will be consolidated in ICA’s financial statements. Through the first nine months of 2005, GACN recorded revenues of approximately Ps. 1,012 million, an operating profit of Ps. 368 million, and net income of Ps. 189 million. EBITDA was Ps. 522 million. As of September 30, 2005, GACN total assets were of Ps. 7,700 million and total liabilities were Ps. 706 million.

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ICA, the largest engineering, construction, and procurement company in Mexico, was founded in Mexico in 1947. ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include civil construction and industrial construction. Through its subsidiaries, ICA also develops housing, manages airports, and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights. For more information please visit our website at: www.ica.com.mx

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2005

Empresas ICA, S.A. de C.V.

/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Vice President, Finance